Exhibit 99.1
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

News Release
NOVA Chemicals Corporation Announces SEC De-Registration
Calgary, Alberta (March 12, 2015) - NOVA Chemicals Corporation (the “Company”) today announced that it has filed a Form 15 with the Securities and Exchange Commission (the “SEC”) and will no longer file with the SEC periodic and current reports under Section 15(d) of the Securities Exchange Act of 1934.
Effective the date hereof, the Company will satisfy its reporting obligations under (1) the Indenture, dated as of July 30, 2013 (the “2013 Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), pursuant to which the Company issued its 5.25% Senior Notes due 2023 (the “2023 Notes”) and (2) the Indenture, dated as of October 28, 2014 (together with the 2013 Indenture, collectively, the “Indentures”), between the Company and the Trustee, pursuant to which the Company issued its 5.00% Senior Notes due 2025 (together with the 2023 Notes, collectively, the “Notes”), in each case, by posting the financial statements and reports required by each of the Indentures on a password-protected online data system.
More specifically, and in accordance with the terms of the Indentures, for so long as any Notes are outstanding, the Company will prepare and post in the online data system, (a) within 120 days after the end of each fiscal year, (i) audited year-end consolidated financial statements of the Company and its subsidiaries, (ii) a report on the annual financial statements by the Company’s independent accountant and (iii) a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, (b) within 60 days after the end of each of the first three fiscal quarters, (i) unaudited quarterly consolidated financial statements of the Company and its subsidiaries and (ii) a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and (c) such other financial and related information as may be required from time to time pursuant to the terms of each of the Indentures.
The Company has caused the Trustee to deliver a Notice of De-Registration to all holders of the Notes. Holders of the Notes, bona fide prospective investors, any securities analysts or any market maker with questions regarding the Company’s de-registration or requiring log-in information for the RR Donnelley Venue Virtual Data Room should contact the Company per the contact information provided below.
This press release is for informational purposes only.
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.
Visit NOVA Chemicals on the Internet at www.novachemicals.com.
Inquiries, please contact:
NOVA Chemicals
Investor inquiries, please contact:
Tracey Simpson
Leader, External Financial Reporting
E-mail: Tracey.Simpson@novachem.com
To obtain log-in information to RR Donnelley Venue Virtual Data Room, please contact:
Carolyn Rose
Senior Corporate Paralegal
E-mail: Carolyn.Rose@novachem.com
Media inquiries, please contact:
Pace Markowitz
Director, Communications
E-mail: Pace.Markowitz@novachem.com
NOVA Chemicals logo is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.